Santander

BANCO SANTANDER CHILE

CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 2009 and 2008

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30	September 30	December 31	January 01
	2009	2009	2008	2008
	ThUS$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	906,871	854,459	855,411	1,108,637
Unsettled transaction	405,829	513,843	335,405	316,240
Trading investments	733,319	891,069	1,166,426	1,093,445
Investments under agreements to resell	16,086	8,805	-	33,999
Financial derivative contracts	1,428,496	1,296,402	1,846,509	780,775
Interbank loans	56,674	76,015	95,499	45,961
Loans and receivables from customers	13,245,608	13,515,005	14,311,349	12,022,275
Available for sale investments	1,903,217	1,316,741	1,580,240	779,635
Held to maturity investments	-	-	-	-
Investments in other companies	7,184	7,926	7,277	7,301
Intangibles assets	64,858	65,090	68,232	56,224
Property, plant and equipment	186,763	198,133	200,389	202,489
Current taxes	4,519	12,654	18,715	2,499
Deferred taxes	105,422	124,800	88,825	80,989
Other assets	541,467	662,024	508,655	460,282

TOTAL ASSETS	19,606,313	19,542,966	21,082,932	16,990,751
LIABILITIES
Deposits and other sight liabilities	3,152,739	3,130,913	2,948,162	2,867,934
Unsettled transaction	254,983	308,345	142,552	135,219
Investments under agreements to repurchase	807,034	739,967	562,223	307,630
Deposits and other time deposits	7,456,731	8,408,557	9,756,266	7,887,897
Financial derivative contracts	1,318,230	1,122,579	1,469,724	778,217
Interbank borrowings	1,741,380	1,495,608	1,425,067	1,099,457
Issued debt instruments	2,717,508	2,372,389	2,651,372	2,154,996
Other financial liabilities	145,925	130,521	131,318	175,667
Current taxes	60,503	850	791	16,067
Deferred taxes	2,149	57,388	19,437	11,084
Provisions	151,724	137,460	166,719	50,102
Other liabilities	211,372	220,667	293,733	118,550

TOTAL LIABILITIES	18,020,278	18,125,244	19,567,364	15,602,820
EQUITY
Attributable to owners of the parent:	1,555,148	1,393,361	1,489,689	1,369,797
Capital	891,303	818,535	891,303	818,535
Reserves	(16,960)	(21,234)	(123,726)	(20,914)
Valuation adjustments	(33,001)	(31,204)	(7,552)	(9,475)
Retained earnings:	713,806	627,264	729,664	581,651
Retained earnings of prior years	508,045	381,030	413,053	581,651
Net income for the period	293,944	321,408	415,055	-
Minus: Provision for mandatory dividends	(88,183)	(75,174)	(98,444)	-

Minority interest	30,887	24,361	25,879	18,134

TOTAL EQUITY	1,586,035	1,417,722	1,515,568	1,387,931

TOTAL LIABILITIES AND EQUITY	19,606,313	19,542,966	21,082,932	16,990,751

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF INCOME

	September 30	September 30
	2009	2008
	MCh$	MCh$

Interest revenue	865,415	1,520,567
Interest expense	(234,278)	(860,704)

Net interest revenue	631,137	659,863

Fees and other services income	235,424	219,270
Other services expenses	(45,892)	(38,244)

Total fees and income from services, net	189,532	181,026

Net gains from mark-to-market and trading	52,013	171,255
Foreign exchange gain (losses), net	77,968	(101,771)
Other operating income	8,645	15,541

Total operating income	959,295	925,914

Allowance for loans losses	(266,093)	(204,405)

OPERATING INCOME, NET OF ALLOWANCES	693,202	721,509

Personnel salaries and expense	(167,846)	(179,228)
Administrative and other expense	(102,661)	(101,077)
Depreciation and amortization	(34,655)	(36,433)
Other operating expenses	-	-
	(29,632)	(32,353)
Total operating expenses
	(334,794)	(349,091)
NET OPERATING INCOME	358,408	372,418

Income (loss) attributable to investments in other companies	863	1,291

Net income before taxes	359,271	373,709

Income tax	(60,514)	(46,580)

NET INCOME	298,757	327,129

Attributable to:
Owners of the parent	293,944	321,408
Minority Interest	4,813	5,721

Net income per share attributable to owners of the parent:

Basic earning	1,5598	1,7056
Diluted earning	1,5598	1,7056

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	September 30	September 30
	2009	2008
	MCh$	MCh$

NET INCOME	298,757	327,129

OTHER COMPREHENSIVE INCOME

Available for sale investments	(2,791)	(26,477)
Cash flow hedge	(27,502)	278
	-	-
Other comprehensive income before income taxes	(30,293)	(26,199)

Income Tax	5,150	4,470

Other comprehensive income, net of tax	(25,143)	(21,729)

COMPREHENSIVE INCOME	273,614	305,400

Attributable to:
Owners of the parent	268,495	299,679
Minority Interest	5,119	5,721

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Expressed in millions of Chilean pesos (MCh$) as of

			RESERVES		VALUATION ACCOUNT				RETAINING EARNINGS
		Capital	Reserves and retained earning	Business combination	Available for sale	Cash flow hedge	Other	Income taxes	Previous year's retained earnings	Income (loss) for the period	Provisions to dividends minimus	Total attributable to the owners of the parents	Minority Interest	TOTAL EQUITY

Equity as of December 31, 2007		818.535	49.372	(2.042)	(5.548)	(5.867)	-	1.940	273.004	308.647	-	1.438.041	20.047	1.458.088
Retained earnings		-		-	-	-	-	-	308.647	(308.647)	-	-	-	-
	Sub-total	818.535	49.372	(2.042)	(5.548)	(5.867)	-	1.940	581.651	-	-	1.438.041	20.047	1.458.088
Effects for the adoption of IFRS		-	(68.244)	-	-	-	-	-	-	-	-	(68.244)	(1.913)	(70.157)
Equity as of January 01, 2008		818.535	(18.872)	(2.042)	(5.548)	(5.867)	-	1.940	581.651	-	-	1.369.797	18.134	1.387.931

Minimun dividend adjustment in accordance to circular N°3443		-	-	-	-	-	-	-	-	-	(92.594)	(92.594)	-	(92.594)
Retirement / Dividends paid		-	-	-	-	-	-	-	(200.619)	-	92.594	(108.025)	(33)	(108.058)
Other equity movements		-	343	-	-	-	-	-	(2)	-	-	341	821	1.162
Provision for minimum dividends		-	-	-	-	-	-	-	-	-	(46.225)	(46.225)	-	(46.225)
	Sub-total	-	343	-	-	-	-	-	(200.621)	-	(46.225)	(246.503)	788	(245.715)
Other comprehensive income		-	-	-	(27.999)	(15.887)	-	7.461	-	-	-	(36.425)	-	(36.425)
Income for the period		-	-	-	-	-	-	-	-	189.159	-	189.159	4.767	193.926

	Sub-total	-	-	-	(27.999)	(15.887)	-	7.461	-	189.159	-	152.734	4.767	157.501

Equity as of June 30, 2008		818.535	(18.529)	(2.042)	(33.547)	(21.754)	-	9.401	381.031	189.159	(46.225)	1.276.029	23.689	1.299.718

Equity as of December 31, 2008		891.303	(121.684)	(2.042)	(19.972)	10.873	-	1.547	413.053	415.055	(98.444)	1.489.689	25.879	1.515.568
Retained earnings		-	-	-	-	-	-	-	415.055	(415.055)	-	-	-	-
	Sub-total	891.303	(121.684)	(2.042)	(19.972)	10.873	-	1.547	828.108	-	(98.444)	1.489.689	25.879	1.515.568
Price-level restatement 2008		-	106.766	-	-	-	-	-	(106.766)	-	-	-	-	-
Equity as of January 01, 2009		891.303	(14.918)	(2.042)	(19.972)	10.873	-	1.547	721.342	-	(98.444)	1.489.689	25.879	1.515.568

Increase (decrease) of capital and reserves		-	-	-	-	-	-	-	-	-	-	-	5.600	5.600
Retirement / Dividends paid		-	-	-	-	-	-	-	(213.295)	-	98.444	(114.851)	(5.174)	(120.025)
Other equity movements		-	-	-		-	-	-	(2)	-	-	(2)	(210)	(212)
Provision for minimum dividends		-	-	-	-	-	-	-	-	-	(55.213)	(55.213)	-	(55.213)
	Sub-total	-	-	-	-	-	-	-	(213.297)	-	43.231	(170.066)	(216)	(169.850)
Other comprehensive income		-	-	-	9.409	(17.417)	-	1.361	-	-	-	(6.647)	688	(5.959)
Income for the period		-	-	-	-	-	-	-	-	184.043	-	184.043	4.137	188.180
	Sub-total	-	-	-	9.409	(17.417)	-	1.361	-	184.043	-	177.396	4.825	182.221

Equity as of June 30, 2009		891.303	(14.918)	(2.042)	(10.563)	(6.544)	-	2.908	508.045	184.043	(55.213)	1.497.019	30.920	1.527.939

Distributed dividends :

Period		Income attributable to owners of the parent	Assigned to reserves or retained earnings	Assigned to dividends	Distributed Percentage	Dividend per share (in Chilean pesos)

- Year 2007 (Shareholder's meeting April 2008)		308.647	108.028	200.619	65%	1,065

- Year 2008 (Shareholder's meeting April 2009)		328.146	114.851	213.295	65%	1,132

BANCO SANTANDER CHILE
CONSOLIDATED STATEMENTS OF CASH FLOWS

	September 30	September 30
	2009 MCh$	2008 MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE YEAR	298,757	327,129
Items that do not represent cash flows:
Depreciation and amortization	34,655	36,433
Allowance for loans losses	297,615	204,405
Mark to market of trading investments	(40,472)	(2,109)
Gain on investments in other companies	(863)	(1,291)
Gain on sales of assets received in lieu of payment	(1,509)	(1,786)
(Gain) loss on sale of shares in other companies	(1,847)	(4,348)
(Gain) loss on sales of bank premises and equipment	(432)	(163)
Write-offs of assets received in lieu of payment	5,632	3,671
Other non-monetary charges	38,190	28,543
Net change in interest accruals	(71,605)	(77,852)
Net cash provided by operating activities	558,121	512,632
CASH FLOW FROM INVESTING ACTIVITIES:
Net decrease (increase) in loans	1,013,631	(1,506,759)
Decrease (Increase) in other financial investments	126,366	(497,309)
Purchases of bank premises and equipment	(11,978)	(9,252)
Proceeds from sales of bank premises and equipment	12,234	8,934
Investment in companies	-	3,274
Increase on investments in other companies	(32)	1,400
Dividends received from investments in other companies	790	638
Net change in assets received in lieu of payment	26,877	16,601
Net (increase) in other assets and liabilities	(166,977)	(167,692)
Net cash used in investing activities	1,000,911	(2,150,165)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase on current accounts	137,082	171,287
Decrease (increase) of deposits and liabilities	(2,283,192)	520,661
Increase of other sight obligations	82,157	(21,812)
Decrease (increase) in investments sold under agreement to repurchase	230,713	567,965
Decrease (increase) of overseas short and long term loans	322,286	367,570
Proceeds from credit letters issued	4,506	-
Repayments of credit letters issued	(82,264)	(236,271)
Increase in other short term liabilities	14,264	(35,474)
Loans obtained from the Central Bank of Chile (short term)	-	181
Payments of Central Bank of Chile loans (short and long term)	(970)	(1,000)
Proceeds from bond issues	308,518	264,923
Repayments of bond issues	(61,101)	(15,433)
Other short and long term obtained loans	(8,767)	26,753
Increase of capital	5,600	-
Dividends paid	(218,411)	(201,518)
Net cash provided by Financing activities	(1,549,579)	1,407,832
SUB TOTAL	9,453	(229,701)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,453	(229,701)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,048,264	1,289,658
CASH AND CASH EQUIVALENTS, END OF PERIOD	1,057,717	1,059,957

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02  ACCOUNTING CHANGES:

First time adoption of the Compendium of Accounting Standards

The Superintendency of Banks (“SBIF”) together with other Chilean Superintendencies and regulatory bodies agreed to a plan of convergence with International Financial Reporting Standards (“IFRS”) in order to internationalize financial reporting for public companies in Chile. In the framework of the strategic plan, the SBIF, by means of Circular Nº 3,410 of November 09, 2007 complemented later by the Circular Nº 3,443 of August 21, 2008 announced the new "Compendium of Accounting Standards", which contains the new accounting and reporting formats for the financial industry applicable as of January 01, 2009, considering the transition accounting standards established in Chapter E of the above mentioned compendium.

According to legal regulations, Chilean banks must apply the accounting rules established by the SBIF and for any situation not accounted for therein, the generally accepted accounting principles, which correspond to the technical standards issued by the Association of Chilean Accountants, coinciding with International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB), will take precedence.

As a result of the application of these new accounting regulations, the Bank established a plan for the transition to the new accounting standards, which included an analysis of the difference in accounting policies, the selection of accounting policies where a choice is available and an analysis of required changes to procedures and information systems.

In accordance with this transition plan, the accounting policies of the new Compendium of Accounting Standards have been applied retrospectively as of January 01, 2008 and an opening balance sheet has been prepared. Likewise, with the goal of presenting comparative financial statements during the year 2009, the Bank made a set of pro-forma financial statements for the year 2008.

The detail and explanation of the principal impacts of the transition to these new accounting principles, for both the Consolidated Statement of Financial Position and the Consolidated Statement of Income, are as follows:

a) Reconciliation of Equity in accordance with the new Compendium of Accounting Standards:

The principal adjustments resulting from the adoption of the new Compendium of Accounting Standards in Equity are as follows:

		Total Equity
		January 01 2008	September 30 2008	December 31 2008

	Explanation (*)	MCh$	MCh$	MCh$

Equity before adoption		1,458,088	1,500,504	1,602,610

Adjustments:
Consolidation	i	(14,454)	(10,065)	(9,712)
Associate entities	ii	506	364	719
Price-level restatement	iii	-	(24,626)	(30,493)
Intangible assets and Property, plant and equipment	iv	(64,494)	(59,668)	(58,613)
Assets received in lieu of payment	v	(929)	(631)	(408)
Charge-offs of loans	vi	(2,205)	(3,179)	(4,235)
Deferred taxes	vii	11,419	15,023	15,700
Sub-total		(70,157)	(82,782)	(87,042)

Equity in accordance to the new Compendium of Accounting Standards		1,387,931	1,417,722	1,515,568

(*) Section g) explains in details the nature of the principal adjustments.
As commented previously, these adjustments are generated by the adoption of the new SBIF Compendium of Accounting Standards, therefore they do not correspond to the correction of an error in accordance with the IAS 8.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02  ACCOUNTING CHANGES, continuation:

b) Reconciliation of Income in accordance with the new Compendium of Accounting Standards:

The principal adjustments resulting from the adoption of the new Compendium of Accounting Standards in the Income Statement are as follows:
		Consolidated Income
		September 30 2008	December 31 2008
	Explanation (*)	MCh$	MCh$

Resultado antes de cambios normativos		252,552	331,017
Ajustes:
Consolidation	i	4,389	4,742
Associates entities	ii	(142)	213
Price-level restatement	iii	62,576	78,027
Intangible assets and Property, plant and equipment	iv	4,286	5,881
Assets received in lieu of payment	v	298	521
Charge-offs of loans	vi	(974)	(2,030)
Deferred taxes	vii	3,604	4,281
Sub-total		74,577	91,635

Resultado según nuevo Compendio de Normas Contables		327,129	422,652

(*) Section g) explains in details the nature of the principal adjustments.
As commented previously, these adjustments are generated by the adoption of the new SBIF Compendium of Accounting Standards, therefore they do not correspond to the correction of an error in accordance with the IAS 8.

c) Opening Consolidated Statements of Financial Position in accordance with the new Compendium of Accounting Standards:

As commented previously, on January 01, 2008 the new Compendium of Accounting Standards were applied retrospectively with the goal of stating the respective opening balance sheet under these new accounting procedures.
The reconciliation of the Statement of Financial Position, is as follows:

Closing Balances:
These appear in the Consolidated financial statements of the Bank and its subsidiaries on January 01, 2008 which were prepared in accordance with the previously accepted accounting principles.

Adjustments:
Changes principally due to the appraisal criteria and the new accounting policies in accordance with the new regulations. This concept includes the modifications to the consolidation in accordance with the new Compendium of Accounting Standards.

Opening Balances:
The result of considering the effect of the adjustments in the closing balances.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02  ACCOUNTING CHANGES, continuation:

c) Opening Consolidated Statements of Financial Position in accordance with the new Compendium of Accounting Standards, continuation:

	As of January 01, 2008
	Closing Balances	Adjustments (*)	Opening Balances
	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,108,444	193	1,108,637
Unsettled transaction	316,240	-	316,240
Trading investments	1,090,004	3,441	1,093,445
Investments under agreements to resell	33,999	-	33,999
Financial derivative contracts	780,775	-	780,775
Interbank loans	45,961	-	45,961
Loans and receivables from customers	12,028,053	(5,778)	12,022,275
Available for sale investments	779,635	-	779,635
Investments in other companies	6,795	506	7,301
Intangibles assets	56,187	37	56,224
Property, plant and equipment	245,619	(43,130)	202,489
Current taxes	1,933	566	2,499
Deferred taxes	61,260	19,729	80,989
Other assets	474,091	(13,809)	460,282
TOTAL ASSETS	17,028,996	(38,245)	16,990,751
LIABILITIES
Deposits and other sight liabilities	2,868,769	(835)	2,867,934
Unsettled transaction	135,219	-	135,219
Investments under agreements to repurchase	308,651	(1,021)	307,630
Deposits and other time deposits	7,887,897	-	7,887,897
Financial derivative contracts	778,217	-	778,217
Interbank borrowings	1,099,443	14	1,099,457
Issued debt instruments	2,154,996	-	2,154,996
Other financial liabilities	147,868	27,799	175,667
Current taxes	15,897	170	16,067
Deferred taxes	10,877	207	11,084
Allowances	46,376	3,726	50,102
Other liabilities	116,698	1,852	118,550
TOTAL LIABILITIES	15,570,908	31,912	15,602,820
EQUITY
Attributable to owners of the parent:	1,438,041	(68,244)	1,369,797
Capital	818,535	-	818,535
Reserves	47,330	(68,244)	(20,914)
Valuation adjustments	(9,475)	-	(9,475)
Retained earnings:	581,651	-	581,651
Retained earnings of prior years	581,651	-	581,651
Net income for the period	-	-	-
Minus: Allowance for mandatory dividends	-	-	-

Minority interest	20,047	(1,913)	18,134

TOTAL EQUITY	1,458,088	(70,157)	1,387,931

TOTAL LIABILITIES AND EQUITY	17,028,996	(38,245)	16,990,751

(*) Section g) explains in detail the nature of the principal adjustments.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02  ACCOUNTING CHANGES, continuation:

d) Pro-forma Statements of Financial Position:

With the aim of presenting comparative financial statements during the year 2009, the Bank made a set of pro-forma financial statements for the year 2008, the following presents the formulation of the pro-forma States of Financial Situation on December 31, 2008:

	As of September 30, 2008			As of December 31, 2008
	Previous accounting standards	Adjustments (*)	Compendium of Accounting	Previous accounting standards	Adjustments (*)	Compendium of Accounting
	MCh$	MCh$$	(MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	854,098	361	854,459	854,838	573	855,411
Unsettled transactions	513,843	-	513,843	335,405	-	335,405
Trading investments	891,070	(1)	891,069	1,161,631	4,795	1,166,426
Investments under agreements to resell	8,805	-	8,805	-	-	-
Financial derivative contracts	1,296,402	-	1,296,402	1,846,509	-	1,846,509
Interbank loans	76,015	-	76,015	95,499	-	95,499
Loans and receivables from customers	13,521,962	(6,957)	13,515,005	14,319,370	(8,021)	14,311,349
Available for sale investments	1,316,741	-	1,316,741	1,580,240	-	1,580,240
Investments in other companies	7,186	740	7,926	6,990	287	7,277
Intangibles assets	69,534	(4,444)	65,090	73,089	(4,857)	68,232
Property, plant and equipment	253,918	(55,785)	198,133	260,105	(59,716)	200,389
Current taxes	12,275	379	12,654	18,289	426	18,715
Deferred taxes	101,876	22,924	124,800	64,821	24,004	88,825
Other assets	668,293	(6,269)	662,024	520,348	(11,693)	508,655
TOTAL ASSETS	19,592,018	(49,052)	19,542,966	21,137,134	(54,202)	21,082,932
LIABILITIES
Deposits and other sight liabilities	3,132,432	(1,519)	3,130,913	2,949,757	(1,595)	2,948,162
Unsettled transactions	308,345	-	308,345	142,552	-	142,552
Investments under agreements to repurchase	741,043	(1,076)	739,967	563,234	(1,011)	562,223
Deposits and other time deposits	8,408,557	-	8,408,557	9,756,266	-	9,756,266
Financial derivative contracts	1,122,579	-	1,122,579	1,469,724	-	1,469,724
Interbank borrowings	1,495,606	2	1,495,608	1,425,065	2	1,425,067
Issued debt instruments	2,372,389	-	2,372,389	2,651,372	-	2,651,372
Other financial liabilities	101,998	28,523	130,521	103,278	28,040	131,318
Current taxes	423	427	850	163	628	791
Deferred taxes	56,892	496	57,388	18,766	671	19,437
Allowances	132,216	5,244	137,460	162,165	4,554	166,719
Other liabilities	219,034	1,633	220,667	292,182	1,551	293,733
TOTAL LIABILITIES	18,091,514	33,730	18,125,244	19,534,524	32,840	19,567,364
EQUITY
Atribuible a tenedores patrimoniales del banco:	1,477,196	(83,834)	1,393,361	1,578,045	(88,356)	1,489,689
Capital	818,535	-	818,535	891,303	-	891,303
Reserves	133,429	(154,663)	(21,234)	51,539	(175,265)	(123,726)
Valuation adjustments	(31,204)	-	(31,204)	(7,552)	-	(7,552)
Retained earnings:	556,436	70,828	627,264	642,755	86,909	729,664
Retained earnings of prior years	381,030	-	381,030	413,053	-	413,053
Net income for the period	250,580	70,828	321,408	328,146	86,909	415,055
Minus: Allowance for mandatory dividends	(75,174)	-	(75,174)	(98,444)	-	(98,444)
Minority Interest	23,308	1,053	24,361	24,565	1,314	25,879
TOTAL EQUITY	1,500,504	(82,782)	1,417,722	1,602,610	(87,042)	1,515,568

TOTAL LIABILITIES AND EQUITY	19,592,018	(49,052)	19,542,966	21,137,134	(54,202)	21,082,932

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02 ACCOUNTING CHANGES, continuation:

e) Pro-forma Statements of Income:

The Bank completed pro-forma financial statements for the year 2008 in order to present comparative information. The following presents the pro-forma Statements of Income for the period ended on September 30, 2008:

	As of September 30, 2008			As of December 31, 2008
	Previous accounting standards	Adjustments (*)	Compendium of Accounting Standards	Norma Antigua	Adjustments (*)	Compendium of Accounting Standards
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
OPERATING INCOME:

Interest revenue	1,520,729	(162)	1,520,567	2,061,112	234	2,061,346
Interest expense	(857,143)	(3,561)	(860,704)	(1,164,071)	(5,209)	(1,169,280)
Net interest revenue	663,586	(3,723)	659,863	897,041	(4,975)	892,066

Fees and other services income	203,913	15,357	219,270	276,433	19,536	295,969
Other services expenses	(38,244)	-	(38,244)	(52,840)	-	(52,840)
Net fees and income from services	165,669	15,357	181,026	223,593	19,536	243,129

Net gains from mark-to-market and trading	171,011	244	171,255	273,084	393	273,477
Net gains from Foreign Exchange	(101,771)	-	(101,771)	(187,042)	-	(187,042)
Other operating income	13,203	2,338	15,541	16,512	1,710	18,222
Total Operating income	911,698	14,216	925,914	1,223,188	16,664	1,239,852

Allowance for loan losses	(203,431)	(974)	(204,405)	(285,953)	(2,030)	(287,983)

OPERATING INCOME, NET OF ALLOWANCES	708,267	13,242	721,509	937,235	14,634	951,869
Personnel salaries and expense	(150,028)	(29,200)	(179,228)	(209,134)	(37,641)	(246,775)
Administrative and other expense	(122,905)	21,828	(101,077)	(161,977)	28,295	(133,682)
Depreciation and amortization	(38,590)	2,157	(36,433)	(51,944)	4,317	(47,627)
Other operating expenses	(32,961)	608	(32,353)	(42,259)	581	(41,678)
Total Operating expenses	(344,484)	(4,607)	(349,091)	(465,314)	(4,448)	(469,762)

NET OPERATING INCOME	363,783	8,635	372,418	471,921	10,186	482,107

Income attributable to investments in other companies	1,057	234	1,291	851	(219)	632
Price-level restatement	(62,576)	62,576	-	(78,027)	78,027	-
Net income before taxes	302,264	71,445	373,709	394,745	87,994	482,739

Income tax	(49,712)	3,132	(46,580)	(63,728)	3,641	(60,087)

NET CONSOLIDATED INCOME	252,552	74,577	327,129	331,017	91,635	422,652

Attributable to:
Owners of the parent	250,580	70,828	321,408	328,146	86,909	415,055
Minority Interest	1,972	3,749	5,721	2,871	4,726	7,597

Net income per share attributable to owners of the parent:
(in Chilean pesos)
Basic earnings	1,3297	-	1,7056	1,741	-	2,203
Diluted earnings	1,3297	-	1,7056	1,741	-	2,203

 (*) Section g) explains in detail the nature of the principal adjustments.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02 ACCOUNTING CHANGES, continuation:

f) Pro-forma Cash Flow Statement:

With the goal of providing a reconciliation of the Cash Flow Statement presented under the previous accounting standards for the period ended September 30, 2008 to the new accounting standards, the following pro-forma statement was completed:

	As of September 30, 2008
	Previous accounting standards	Adjustments (*)	Compendium of Accounting Standard
	MCh$	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE YEAR	252,552	74,577	327,129
Items that do not represent cash flow:
Depreciation and amortization	38,590	(2,157)	36,433
Allowance for loan losses	231,603	(27,198)	204,405
Mark to market of trading investments	(962)	(1,147)	(2,109)
Gain on investments in other companies	(1,057)	(234)	(1,291)
Gain on sale of assets received in lieu of payment	(7,025)	5,239	(1,786)
Gain on sale of shares in other companies	-	(4,348)	(4,348)
(Gain) loss on sale of bank premises and equipment	181	(344)	(163)
Write-offs of assets received in lieu of payment	3,887	(216)	3,671
Price level restatement	62,576	(62,576)	-
Other non-monetary charges	71,697	(43,154)	28,543
Net change in interest accruals	(74,979)	(2,873)	(77,852)
Net cash provided by operating activities	577,063	(64,431)	512,632
CASH FLOW FROM INVESTMENT ACTIVITIES :
Net decrease (increase) in loans	(898,993)	(607,766)	(1,506,759)
Net decrease (increase) in other financial investments	(299,277)	(198,032)	(497,309)
Purchases of Bank premises and equipment	(9,253)	1	(9,252)
Proceeds from sale of Bank premises and equipment	1,647	7,287	8,934
Increase on investments in other companies	3,472	(198)	3,274
(Increase) decrease in investments in companies	10,926	(9,526)	(1,400)
Dividends received from investments in other companies	607	31	638
Net change in assets received in lieu of payment	16,540	61	16,601
Net (increase) decrease in other assets and liabilities	(159,997)	(7,695)	(167,692)
Net cash used in investing activities	(1,334,328)	(815,837)	(2,150,165)
CASH FLOW FROM FINANCE ACTIVITIES:
Net increase in current accounts	28,341	142,946	171,287
Decrease (increase) of deposits and liabilities	(26,528)	547,189	520,661
Increase of other sight obligations	(68,185)	46,373	(21,812)
Decrease (increase) in investments sold under agreement to repurchase	429,275	138,690	567,965
Decrease (increase) of overseas short and long term loans	291,575	75,995	367,570
Repayments of credit letters issue	(236,270)	(1)	(236,271)
Increase in other short term liabilities	(42,356)	6,882	(35,474)
Loans obtained from the Central Bank of Chile (short term)	180	1	181
Payments of loans from the Central Bank of Chile	(1,276)	276	(1,000)
Proceeds from bond issues	264,924	(1)	264,923
Repayments of bond issues	(15,433)	-	(15,433)
Other long term loans obtained	26,248	505	26,753
Dividends paid	(211,032)	9,514	(201,518)
Net cash provided by financing activities	439,463	968,369	1,407,832
Sub-total	(317,802)	88,101	(229,701)
PRICE-LEVEL RESTATEMENT IN CASH AND CASH EQUIVALENTS	(1,556)	1,556	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(319,358)	89,657	(229,701
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,378,954	(89,296)	1,289,658
CASH AND CASH EQUIVALENTS, END OF PERIOD	1,059,596	361	1,059,957

 (*) Section g) explains in detail the nature of the principal adjustments.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02 ACCOUNTING CHANGES, continuation:

g) Description of the principal adjustments:

The explanation of the principal adjustments as a result of the adoption of the new Compendium of Accounting Standards issued by the SBIF is as follows:

i.	Consolidation

In accordance with the regulations as of December 31, 2007 chapter 11-6 "Inversiones en sociedades en el País" of the “Recopilación Actualizada de Normas” (RAN), the Bank consolidated the subsidiaries and the associate entities.

Initially, these companies were consolidated through global consolidation (line by line), as follows:

	Percentage owned
Society	Direct	Indirect	Total

Santander Corredores de Seguro Ltda,	99,75%	0,01%	99,76%
Santander S,A, Corredores de Bolsa	50,59%	0,41%	51,00%
Santander Asset Management S,A, Administradora General de Fondos	99,96%	0,02%	99,98%
Santander S,A, Agente de Valores	99,03%	-	99,03%
Santander S,A, Sociedad Securitizadora	99,64%	-	99,64%
Santander Servicios de Recaudación y Pagos Limitada	99,90%	0,10%	100,00%

The associate entities accounted for in accordance with the equity method of accounting (VPP or VP, abbreviations in Spanish) are as follows:

Society	Percentage owned

Redbanc S,A,	33.42%
Transbank S,A,	32.71%
Centro de Compensación Automatizado	33.33%
Sociedad Interbancaria Depósitos de Valores S,A,	29.29%
Cámara Compensación Alto Valor S,A,	11.52%
Administrador Financiero Transantiago S,A,	20.00%
Sociedad Nexus S,A,	12.90%

With the new Compendium of Accounting Standards, the Bank analyzed and redefined its consolidation, considering that it is now required to consider the degree of control the Bank that possesses over a certain entity and not just its percentage of participation in the equity.

From this analysis, the following was determined:

-
The method of consolidation used through December 31, 2008 will continue for the subsidiaries and the associate entities. This is because the Bank possesses control over them and exercises significant influence.

-
In accordance with the stipulations of IAS 27 and SIC 12, the Bank must evaluate the existence of Special Purpose Entities (SPE), which must be consolidated, with the following principal characteristics:

•	The SPE’s activities have been directed, in essence, on behalf of the entity that presents the consolidated financial statements, in accordance to its specific needs of business.

•	The necessary decision making powers are possessed to obtain the majority of the benefits or other advantages of these entities.

•	In essence, the entity retains for itself the majority of the risks inherent in the property or residual to the SPE or to its assets, in order to obtain the benefits of its activities.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02 ACCOUNTING CHANGES: continuation:

g) Description of the principal adjustments, continuation:

It was concluded that the Bank was exercising control over the following entities, which must now be incorporated into its consolidation:

- Santander Gestión de Recaudación y Cobranzas Ltda.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Ltda.
- Servicios de Cobranzas Fiscalex Ltda.
- Multiservicios de Negocios Ltda.
- Bansa Santander S.A. - Santander Multimedios S.A.

At the beginning of the year 2009, Santander Multimedios S.A., made a change to its business model, resulting in its income no longer being dependent to a great extent on the operations performed with the Bank. As a result, it was determined that the Bank was no longer exercising control over the entity, and must therefore exclude its activities from the Bank’s financial statements as of March, 2009.

ii.	Associate entities

Within this item represents, the impact of the adoption of the new Compendium of Accounting Standards by each of the various associate entities, considering the proportional effect that these effects/adjustments have on the equity of the Bank, on the basis of the participation percentage that the Bank has in these companies.

iii.	Price-level restatement

In accordance with the previously regulations, the consolidated financial statements were prepared applying price-level restatement, with the goal of reflecting the effects of changes in the buying power of the Chilean peso during each period.

According to the new Compendium of Accounting Standards, and in accordance to IAS 29 "Financial Reporting in Hyperinflationary Economies", price-level restatement will be applied only when the entity’s functional currency is a currency corresponding to a hyperinflationary economy (an economy with 100 per cent inflation in 3 years). For the Bank, the functional currency is the Chilean peso.

As the Chilean economy is not hyperinflationary, the Bank should eliminate the price-level restatement as of January 01, 2008. In accordance with the guidelines established in Chapter E of the Compendium of Accounting Standards, the price-level restatement applied until December 31, 2007 should not be reversed.

The adjustments for price-level restatements of assets and liabilities are included herein. The price-level restatement of the paid capital and reserves at December 31, 2008 was not reversed, in accordance with the guidelines established in Chapter E of the Compendium of Accounting Standards and to maintain the paid capital and the reserves in accordance with legal or statutory requirements.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02 ACCOUNTING CHANGES:, continuation:

g) Description of the principal adjustments, continuation:

iv.	Intangible assets and Property, plant and equipment

The principle effects of the recalculation of depreciations and amortizations of intangible assets (software and computer developments) and property, plant and equipment as a result of the elimination of the price-level restatement (as described in point iii) and the determination of the cost of property, plant and equipment on January 01, 2008 are included.

In accordance with the guidelines established in Chapter E of the new Compendium of Accounting Standards, on January 01, 2008 the Bank determined the cost of its fixed assets, selecting the lesser of the historical cost (including the respective price-level restatement until December 31, 2007) and its fair value, based on an appraisal by an independent third person.

v.	Assets received in lieu of payment

Previously, the assets received in lieu of payment (BRP) were valued at cost (agreed price with the debtor for transfer in payment or the value of adjudication by legal ruling, in which case, price level restated), less an allowance based on an independent appraisal. After a year, in compliance with the N° 5 of the article 84 of the General Law of Banks, if the assets received in lieu of payment are not sold, the banks must charge-off the assets while they continue to attempt to liquidate them.

The principal modification introduced by the new Compendium of Accounting Standards, chapter B-5, (in addition to the elimination of price level restatement described in point iii.) in the valuation of the BRP, is that at the time of calculating and recording the initial provision, its realizable net value must be considered. The net realizable value is the fair value (through independent appraisement) minus the necessary cost to maintain and dispose of it.

In accordance with the studies performed by the Bank, on January 01, 2008 an estimated average cost of sale was (the cost to maintain it and dispose of it) 5,8 % of the appraisal value and on December 31, 2008 this was increased to 6,5%.

vi.	Charge-off of loans

In accordance with the previous regulations, the charge-offs of past due payments and overdue payments of loans and receivables was calculated from its portfolio in arrears, which represented those operations with capital payments and interest default of ninety days or more. This method was realized previously quota by quota.

In accordance with the guidelines established in Chapter B-2 of the new Compendium of Accounting Standards, the charge-offs of loans and other receivables must be calculated from the beginning of the default, therefore affecting 100 % of the loans whether it is overdue, past due or current proportion.

vii.
These refer to the collateral effect generated by the incorporation of new societies into the consolidation, such as the increases in expenditure previously accrued and recognized in the financial statements.

BANCO SANTANDER CHILE
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N°02 ACCOUNTING CHANGES:, continuation:

g) Description of the principal adjustments, continuation:

The table below displays the principal types of loans and their respective charge-off periods in accordance with the guidelines stipulated by the new Compendium of Accounting Standards:

Type of contract	Term

Leasing Operations

Consumer leasing	6 months
Other non-property leasing	12 months
Property leasing (commercial or housing)	36 months

Other Operations

Consumer loans with or without real guarantees	6 months
Other operations without real guarantees	24 months
Commercial loans with real guarantees	36 months
Mortgage loans for housing	48 months

Within this item, the Bank has classified the effects of this new methodology for charge-offs of loans and other receivables, as well as the effect that it generates on the allowances for each of the operations (upon a charge-off of 100%, the related allowances are reversed).

viii.	Deferred taxes

This item represents the fiscal effects (deferred taxes) generated by the temporary differences arising from the adjustments previously described, if these directly affect the equity or income.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	ÓSCAR VON CHRISMAR CARVAJAL Gerente General